

July 18, 2011

Via E-mail
Timothy A. Moore
Chief Executive Officer
Delaine Corporation
361 N. Dalton Avenue
Albany, IN 47320

>    **Re:    Delaine Corporation**
>    **Amendment No. 1 to Registration Statement on Form S-1**
>    **Filed June 21, 2011**
>    **File No. 333-171861**

Dear Mr. Moore:

We have reviewed your registration statement and have the following comments.

General

1.  We note your response to comment one in our letter dated February 18, 2011; however, we reissue the comment. In SEC Release No. 33-6932 (April 13, 1992), the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." We note your analysis as to whether Rule 419 applies to your offering consists of a representation that you have a business plan and a brief description of certain steps you have taken to implement the business plan. Please provide a detailed explanation as to why Rule 419 does not apply to this offering. In providing this analysis, please specifically discuss your business plan for the next twelve months and your day-to-day operations. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Prospectus Cover Page, page 2

2.  It appears that your Risk Factors section begins on page five. Please revise your disclosure accordingly.

Our Company, page 4

3.  You disclose that your independent auditors included additional comments in their report on your financial statements for the period ended June 30, 2010, the nine months ended March 31, 2011 and the period from inception to March 31, 2011 indicating substantial doubt about your ability to continue as a going concern.  Given that your auditor's report only covers the periods ended June 30, 2010 and December 31, 2010, please revise your disclosure accordingly.

Description of Business, page 15

General, page 15

4.  We note your response to comment 22 in our letter dated February 18, 2011; however, we reissue the comment in part.  Please revise this section to provide more detail regarding the specific steps you will take to implement each aspect of your business plan that you describe in the various phases and when you anticipate completing each step.  Please also disclose the monetary amounts necessary to commence the operations described in phases one, two, and three and the total amount necessary to fully implement your business plan.  Please also discuss the modifications you may have to make to your short and long-term business plan, methods of implementation, and budget if you sell less than six million shares.  While we note your disclosure on page 20 that you believe that the funds earned through your sales will be sufficient to maintain your day-to-day sales operations through the next 12 months, this statement appears to conflict with your disclosure on page four where you state that you do not expect to generate sufficient revenue to sustain your intended operations during the next 12 months.  Please advise or reconcile your disclosure accordingly.

5.  We note that you cite to the uniform resource locator ("URL") for eBay on page 16.  Please note that when an issuer includes an active hyperlink or an inactive URL for a website that could be converted into an active hyperlink within a document required to filed or delivered under the federal securities laws, the issuer assumes responsibility for the information that is accessible through the hyperlinked website as if it were part of the filing.  Please also note that you may not use embedded hyperlinks exclusively to satisfy the line item disclosure requirements under the federal securities laws.  Please refer to Securities Act Release No. 33-7856 (April 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus.  To the extent that the information contained on these websites is required to be filed with the Commission, file this information as part of the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 19

6. We note your response to comment 20 in our letter dated February 18, 2011; however, we reissue the comment in part. Please disclose any current plans for equity-financing arrangements, or add an appropriate negative statement.

Financial Statements

General

7. We have reviewed your response to comment 26 in our letter dated February 18, 2011. It is unclear where you have disclosed in the footnotes to your financial statements the actual date through which subsequent events have been evaluated and whether that date is either the date the financial statements were issued or the date the financial statements were available to be issued. Please advise or revise.

Balance Sheets, page 28

8. The column heading of your March 31, 2011 balance sheet indicates that these amounts are unaudited, which implies that your June 30, 2010 balance sheet includes amounts that are audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended March 31, 2011, you should not imply that the June 30, 2010 balance sheet amounts are audited. Please revise to refer to both the June 30, 2010 and March 31, 2011 balance sheets as being unaudited.

Exhibit 5.1 – Legal Opinion of Befumo & Schaeffer PLLC

9. We note your response to comment 27 in our letter dated February 18, 2011; however, we reissue the comment, as the scope of counsel's opinion continues to be unclear. Please arrange for counsel to opine that the shares are duly authorized and that the shares will, when sold, be legally issued, fully paid and non-assessable.

You may contact Jeff Gordon at (202) 551-3866 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.  Please contact Jessica Kane at (202) 551-3235 or Dieter King at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Pamela A. Long
Assistant Director

cc:     Andrew J. Befumo, Esq. (Via Facsimile)
        Befumo & Schaeffer, PLLC
        1629 K Street NW
        Suite 300
        Washington, DC 20006